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                                                                  EXHIBIT 11
                               JOINT PRESS RELEASE

            MAGNA INTERNATIONAL TO ACQUIRE DOUGLAS & LOMASON COMPANY


AUGUST 29, 1996, Detroit, Michigan -- MAGNA INTERNATIONAL INC. (NYSE: MGA; TSE:
MG.A, MG.B; ME: MG.A) and DOUGLAS & LOMASON COMPANY (NASDAQ: DOUG) today announced that they have signed a definitive merger agreement providing for Magna to acquire Douglas & Lomason for U.S. $31.00 in cash per Douglas & Lomason common share. Under this agreement, which has been approved by the boards of each company, a wholly owned U.S. subsidiary of Magna will be merged into Douglas & Lomason. In connection with the merger, Magna intends promptly to commence a cash tender offer for all the outstanding shares of common stock of Douglas & Lomason. Based upon approximately 4.45 million Douglas & Lomason common shares currently outstanding, the aggregate consideration to be paid in the tender offer and the merger, including payment in respect of outstanding stock options, will amount to approximately U.S. $135 million. The acquisition is not subject to a financing condition but is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and certain other standard conditions.

Douglas & Lomason Company is a worldwide supplier to the automotive industry of seating systems, frames, covers, foam and mechanisms. In the automotive OEM and aftermarket, its Bestop, Inc. subsidiary is a recognized leader in supplying soft tops and accessories. The Chantland Company division is a major supplier of pulleys and rollers to conveyor manufacturers and of conveyors, bag filling scales and automatic palletizers for customers worldwide. Douglas & Lomason Company currently employs 5,900 associates in facilities throughout the United States, Canada, Mexico, Europe and China. In 1995 and the six months ended June 30, 1996, Douglas & Lomason had net sales of U.S. $561 million and U.S. $299 million, respectively, and net income of U.S. $4.2 million and U.S. $7.4 million, respectively.

Magna International Inc., one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies and components primarily for sale to original equipment manufacturers of cars and light trucks in North America (including Mexico) and Europe. Magna's products include exterior decorative systems, interior products including seating systems, instrument, door and other panels, airbags and steering wheels, stamped and welded metal parts and assemblies, sunroofs, electro-mechanical devices and assemblies, various engine, powertrain and fueling and cooling components, and a variety of plastic parts, including body panels and fascias. Magna employs over 25,000 people in 100 manufacturing operations in 10 countries. In its fiscal year ended July 31, 1995 and the nine-month period ended April 30, 1996, Magna's sales totalled approximately Cdn. $4.5 billion and Cdn. $4.2 billion, respectively, and net income was Cdn. $317.0 million and Cdn. $222.9 million, respectively.
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Commenting on this news, Donald Walker, President and Chief Executive Officer of
Magna said: "We're extremely pleased to announce this transaction. We believe that the combination of the seating businesses of Magna's Atoma Interior Systems Group and Douglas & Lomason will capitalize on the capabilities of both groups, and will result in a stronger seating system supplier able to compete cost-effectively on a global basis and will continue to enhance Magna's international participation as an interior systems integrator."

Harry A. Lomason II, Chairman and Chief Executive Officer of Douglas & Lomason, said: "This merger will allow the D & L team to realize the many possibilities they have developed over the years. The strength of the new corporation with its extensive interior systems and components manufacturing capability will present quite a formidable competitor to the global marketplace."

Prudential Securities Incorporated will be acting as dealer manager for the tender offer. The Bridgeford Group, acting as financial advisor to Douglas & Lomason, has rendered a fairness opinion with respect to the transaction.

For further information, please contact:
MAGNA INTERNATIONAL INC.                    DOUGLAS & LOMASON COMPANY
36 Apple Creek Boulevard                    24600 Hallwood Court
Markham, Ontario L3R 4Y4                    Farmington Hills, MI 48335-1671
Contact: Graham J. Orr, Executive           Contact: James J. Hoey
         Vice President, Corporate                   Senior Vice-President &
         Development                                 Chief Financial Officer
(905) 477-7766                              (810) 442-4256